Big Cypress Acquisition Corp.

300 W. 41st Street, Suite 202

Miami Beach, FL 33140

Telephone: (305) 204-3338

January 8, 2021

Via EDGAR

Jay Ingram, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3010

Attn:	Asia Timmons-Pierce

Re:	Big Cypress Acquisition Corp. Registration Statement on Form S-1 File No. 333- 251178	Acceleration Request Requested Date: January 11, 2021 Requested Time: 4:00 P.M. Eastern Time (or as soon thereafter as possible)

Dear Mr. Ingram:

Big Cypress Acquisition Corp. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Lee of Dentons US LLP, counsel to the Company, at (212) 768-6926.

Sincerely,

BIG CYPRESS ACQUISITION CORP.

By:	/s/ Samuel J. Reich
Name:	Samuel J. Reich
Title:	Chief Executive Officer

cc:	Brian Lee, Esq. Dentons US LLP